[IntercontinentalExchange, Inc. Letterhead]

August 21, 2012

Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C.  20549

Re:	IntercontinentalExchange, Inc. Form 10-K for year ended 12/31/2011 Filed on February 8, 2012 Response dated July 26, 2012
File No. 001-32671

Dear Ms. Gowetski:

We are in receipt of the letter dated August 7, 2012 to Scott A. Hill, Senior Vice President and Chief Financial Officer of IntercontinentalExchange, Inc. (the “Company”), from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.

We have reviewed the comment and set forth our response below. To facilitate the staff’s review, the text of each numbered comment is reproduced in bold immediately preceding our corresponding response. Additionally, the Company has filed a copy of this letter via EDGAR.

Form 10-K for the Year Ended December 31, 2011

General

1.
In your response to comment 1 in our letter dated June 19, 2012, you indicate that you have not experienced any material direct cyber attacks, breaches, unauthorized access or viruses or other material cyber incidents in the past.  Based on your response, it appears that you may have experienced cybersecurity incidents that have not been material to your business.  If true, in future filings, beginning with your next Form 10-Q, please simply state this fact in order to provide the proper context.  You may include language that indicates that the attacks or incidents were mitigated.

Jennifer Gowetski Securities and Exchange Commission	-2-

Response

In the past, the Company has been the subject of non-material cyber incidents, such as internet-based viruses, none of which have been out of the ordinary for a publicly traded company of our size.  The Company operates an Information Security Incident Management program and routinely detects and mitigates non-material cyber incidents.

It is important to note that in the Company’s public filings, the Company provides information it believes is necessary for a reader to have a fully informed view, in all material respects, of the Company’s business.  The Company strives to disclose this information in a clear and succinct manner.  As the Commission is aware, the Company has disclosed in its risk factors in its Annual Report on Form 10-K that its systems may be vulnerable to security risks, hacking and cyber attacks, especially in light of the Company’s role in the global financial marketplace.  Further, as the Commission is also aware, the Company’s response letter dated July 26, 2012 to the Commission confirmed that the Company will disclose any material cyber incidents in the appropriate filing.

Notwithstanding the above facts, the Company will include information in future filings (no later than its next Annual Report on Form 10-K) to disclose that the Company has been the subject of non-material, routine cyber incidents in the past that have been mitigated by the Company’s Information Security Incident Management program.

*  *  *  *

In connection with our response to the staff’s comment, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Gowetski Securities and Exchange Commission	-3-

If you have any questions about the foregoing, or if you would like to discuss further any of the matters raised in this response letter, please contact the undersigned at (770) 738-2106 or Dean Mathison, Vice President and Controller, at (770) 738-2114.

Sincerely,

/s/ Andrew J. Surdykowski

Andrew J. Surdykowski Vice President, Associate General Counsel

cc:           Jerard Gibson (Securities and Exchange Commission)

Scott A. Hill (IntercontinentalExchange, Inc.)
Johnathan H. Short (IntercontinentalExchange, Inc.)
Dean S. Mathison (IntercontinentalExchange, Inc.)
Jerry Perullo (IntercontinentalExchange, Inc.)

Catherine M. Clarkin (Sullivan & Cromwell LLP)

John Marra (Ernst & Young LLP)